Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

November 10, 2016

VIA EDGAR

Kimberly A. Browning

Senior Counsel

Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Nuveen Floating Rate Income Fund

Registration Statement on Form N-2

File Nos. 333-212355 and 811-21494

Dear Ms. Browning:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the prospective underwriter of the securities covered by the above-captioned Registration Statement, hereby joins in the request of Nuveen Floating Rate Income Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on November 15, 2016 or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. LLC

As the Underwriter

By:	/s/ Sage Zaheer
Name: Sage Zaheer
Title: Authorized Signatory